Mail Stop 3561

October 22, 2009

James P. Walker, Jr.
Chief Executive Officer
BidGive International, Inc.
3538 Caruth Blvd., Suite 200
Dallas, Texas 75225

      Re: BidGive International, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed September 28, 2009
            File No. 000-49999

Dear Mr. Walker:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

Current Information About the Company, page 4

Current Directors and Executive Officers, page 4

1. Please describe the principal business of the corporations or other organizations listed in the biographical information of each of your directors and executive officers if not clear from the business name. Please also ensure that your disclosure includes a description of the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. See Item 401(e) of Regulation S-K.

2. Please describe Kelly Walker's relationship with James P. Walker, Jr., if any.

Security Ownership of Certain Beneficial Owners and Management, page 6

3. Please include Kelly Walker in the table or advise. In this regard, we note that you aggregate the security ownership of Kelly Walker and James P. Walker, Jr. in the table on page 8.

4. Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Amendment to Articles of Incorporation to Increase Number of Authorized Shares of Common Stock, page 8

5. We note that you seek to amend your articles of incorporation to increase your authorized shares from 30,000,000 to 160,000,000 of which 150,000,000 shares will be common stock and 10,000,000 shares will be preferred stock. Please revise to discuss the reason(s) why you believe this amount of shares is necessary. In discussing your reasons, please explain the need to increase the authorized shares of your common stock in light of your simultaneous reverse stock split of your common stock as described in your information statement. See Item 1 of Schedule 14C and Item 11 of Schedule 14A. If the increase in authorized shares is to facilitate the acquisition of another company or assets, please expand your disclosure to discuss the terms of the acquisition. Alternatively, please affirmatively state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

6. Please augment your disclosure to indicate that increasing the amount of authorized shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

Reverse Stock Split, page 8

Material Terms of the One-For-Fifteen Reverse Stock Split, page 8

7. Please discuss the reason you are recommending the reverse stock split. In this regard, note 5 to the financial statements of your Form 10-Q for the period ended June 30, 2009 states "[m]anagement feels that the related revenues from operations and reduction in expenses and overhead, including the lower costs with returning to operating as a private company, will provide the Company with sufficient working capital to allow it to continue as a going concern, however revenues must increase significantly for the Company to remain viable." Please clarify whether the reverse stock split is the first step in a going private transaction. If not, please affirmatively state that this is not a first step in a going private transaction and this action will not trigger your compliance with our going private rules. See Rule 13e-3 under the Exchange Act.

8. Please clarify the statement, "[a]ll share certificates which are in existence as of the close of business on the Effective Date, … shall, …, represent one share of the Corporation's common stock for each two shares …" given that you are proposing a one-for-fifteen stock split.

Additional Information, page 9

9. Your Form 10-K was filed on April 16, 2009. Please correct the date reference.

10. Please clarify the parenthetical "except for certain exhibits thereto" or delete the phrase.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary Joiner, Esq.
     Via facsimile to (303) 494-6309